

March 10, 2015

Via E-mail
Ban Siong Ang
Chief Executive Officer
Heyu Leisure Holidays Corporation
Westwood Business Center
611 South Main Street
Grapevine, Texas 76051

> **Re:** **Heyu Leisure Holidays Corporation**
> **Registration Statement on Form S-1**
> **Filed February 9, 2015**
> **File No. 333-201986**

Dear Mr. Ang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update all financial statements in accordance with Rules 8-02 and 8-05 of Regulation S-X, and file all required financial statements within the prospectus. Refer to Item 11(e) of Form S-1.

2. We note that you are registering 10,999,097 shares of common stock by the selling shareholders, which includes 5,486,016 shares held by officers, directors, or affiliates of the company. Since you issued this stock when you were a "shell company" as defined by Rule 405 of the Securities Act, it appears that the selling shareholders would be considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. See SEC Release 33-8869 (2007). Because the selling shareholders would be deemed to be underwriters on behalf of the issuer, the

offering price of the shares being sold should be fixed for the duration of the offering. Please revise accordingly your disclosure in the prospectus cover page, prospectus summary, plan of distribution and other sections in the prospectus as applicable.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

4.   Please revise to clearly disclose the offering price, rather than the "assumed" price to public.

Risk Factors, page 7

5.   Please add risk factor disclosure to discuss any risks associated with Mr. Ang's lack of experience in running a public company subject to the Exchange Act reporting requirements, to the extent applicable.

6.   Please add risk factor disclosure to address risks associated with your concentrated investment type (i.e., operation of hotels in China).

Description of Securities, page 12

7.   Under "Capitalization" you state there are no preferred shares outstanding, however, under "Dividends" you state that the board of directors may vote to declare dividends to holders of the Series A preferred stock at a rate and at a time to be fixed by the board of directors. Please revise to clarify if you have outstanding preferred stock.

The Business, page 14

8.   Please revise to focus on your current business – operation of the Wujiaer Hotel. You characterize this as a budget hotel, however, much of your disclosure focuses on your intent to manage luxury hotels and establish hotel chains with in-house leisure clubs. You state that the main source of your revenue will be the sale of brand licenses and management fees. It appears, however, that you have not received revenue from these activities to date. Your disclosure should clearly distinguish between current business operations and planned business operations.

The Market, page 15

9.   It is unclear why your market information focuses on the United States given the fact that your business operations are currently focused in China. Please revise or advise.

Property, page 17

10.   Your website indicates that you maintain office space in Beverly Hills; however your property discussion does not include any such office space. Please revise or advise.

Plan of Operation, page 20

11.   Please expand upon your disclosure to provide more detail regarding your plan of operation for the next twelve months. Include detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of funding for each type of expenditure.

12.   If possible, separately quantify your anticipated capital needs over the next 12 months.

Business Plan and Potential Acquisition, page 20

13.   You disclose that you have entered into a Memorandum of Understanding with two hotel projects in China, for potential acquisition of Golden Eagle Hotel and Xiamen Yuan Bo Bay Hot Springs Hotel. In addition, you state that you issued a Letter of Intent to show interest in a 5-star hotel located in Shanghang, China. Please tell us whether these potential acquisitions are probable, and if so, whether the properties are significant either individually or in the aggregate. Please also discuss the risk that you may not successfully complete these acquisitions.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 25

14.   Please provide additional detail regarding the results of operation for the Wujiaer Hotel. For example, specify the components of revenue and cost of revenue. Please also disclose the number of rooms available, occupancy, and average daily rate for the last two fiscal years.

Management, page 32

15.   Please revise the business experience description to provide the specific dates of service for prior experience, identifying the month and year each occupation/employment begins and ends. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. Refer to Item 401(e) of Regulation S-K.

Committees and Terms, page 35

16.   Your statement that the Board has not established any committees appears inconsistent with the biographies in the "Management" section, many of which indicate that your directors serve on a variety of committees. For example, refer to the biographies for Mei Yun Zhong, Stephan Truly Busch, Kwee Huwa Tan, and Shanmuga Ratnam. Please revise or advise.

Legal Matters, page 40

17.   Please expand to describe the nature of the "substantial interest" referenced. See Item 509 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page 42

18.   On page 36 you state that "the Registrant enters into and maintains customary employment agreements with each of its officers." Please file the employment agreements as exhibits.

Exhibit 10.1 and 10.2

19.   Please confirm that the exhibits constitute a complete copy or summary of the Memorandum of Understanding. We note, for example, that the project assets and target asset are not clearly identified.

20.   Exhibit 10.2 refers to a down payment due by the end of January 2015. Please quantify the down payment and advise whether the company paid the referenced amount.

Exhibit 10.3

21.   Please provide an English translation or summary of the information in this exhibit. See Securities Act Rule 403(c).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or Jaime John, Accounting Branch Chief, if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at (202) 551-3215 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Via E-mail
        Anthony A. Patel